Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

This filing relates to the proposed merger involving CBRE Acquisition Holdings, Inc. and Altus Power, Inc. (“Altus Power”) pursuant to the terms of that certain Business Combination Agreement, dated as of July 12, 2021.

On November 11, 2021, Altus Power Co-Founders and Co-CEOs Gregg Felton and Lars Norell participated in an interview hosted by Ben Kallo, R.W. Baird Senior Research Analyst covering Sustainable Energy and Mobility. A transcript of the discussion is set forth below.

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Ben Kallo – Research Analyst, R.W. Baird:

Because this is a company that’s a new issue and something we talked about quite a bit, I’m going to turn it over to Gregg and he’ll give you a formal presentation that we’ll take from there.

Gregg Felton – Co-CEO, Altus Power:

Great. Thanks Ben. And thank you all for joining us today to learn more about Altus Power and our merger with CBRE Acquisition Holdings. We’re pleased to have the opportunity to share our story, but before I get into the presentation, I want to outline some key points about our business that we hope you’ll take away from this event today. First of all, Altus Power is a category defining clean electrification company and a unique investment opportunity.

Altus Power will be the only public commercial and industrial focused clean electrification company. And our technology enabled data driven end to end processes will position Altus Power as the industry leader. We operate in a very large and fast growing commercial and industrial sector that includes solar, battery storage, and clean EV charging. We have a long standing partnership with Blackstone, and through this transaction, we are forming a new partnership with CBRE. Blackstone and CBRE are the two largest real estate players in the world, which provides Altus with efficient access to the real estate that they either own directly or for which they’re the trusted advisor. Our market leading financing access and attractive unit economics provide for a low cost and scalable business model.

Finally, we have been partially owned by Blackstone since 2014, and therefore we have operated in an institutional fashion for many years. Let me now provide a bit of background on Altus Power. Lars and I were both trained as lawyers and we spent our careers on Wall Street, building businesses in various parts of the fixed income market before founding the company. Prior to Altus, I was a partner at Goldman Sachs where I founded and was the chief investment officer of Goldman’s Credit Alternatives business, which invests in public and private credit on a global basis.

Prior to Altus, Lars spent his career on the sell side, leading structured credit businesses within Credit Suisse and Merrill Lynch. From the beginning, our vision for Altus Power was to build a business that would benefit from the secular tailwinds of clean electrification. And we focused on the commercial and industrial segment and producing locally sited, clean electricity, and selling the power where it is being consumed, whether to commercial tenants of the building or other customers in the community. With the sun, as our feed stock, we provide discounted power in the form of green energy to customers across the country.

Altus’s model is to build, own, and operate these projects and sell the power generated through long term take-or-pay contracts—meaning the customers are required to buy all of the power that we produce--and we sell this power to largely investment-grade customers. Our customers benefit from buying clean electricity at substantial savings, and our shareholders benefit from attractive project level unit economics.

Blackstone was an early investor, recognizing not only the attractive economics that we could earn on our utility-like assets, but also the tremendous tailwinds and open-ended growth opportunity that our market provides. Blackstone has not only been an excellent financial partner, but also, as the largest real estate owner in the world, they have been a valuable strategic partner. We are delighted to be adding CBRE, the largest real estate services company in the world as our new financial and strategic partner through this merger. Under the terms of the transaction CBRE Acquisition Holdings will merge with Altus Power in a $1.58 billion equity deal, which provides the company with proceeds of up to $678 million dollars, including funds from cash in trust and a $275 million dollar PIPE provided by a blue chip list of investors.

In terms of PIPE participation. I’d like to highlight that CBRE is the largest investor purchasing 25% of the PIPE and existing shareholders including management and the board are also meaningful investors in the PIPE. The PIPE was sized to provide the company with sufficient capital to fully fund our forecast through the projection period. I’ll now turn it over to my partner, Lars.

Lars Norell – Co-CEO, Altus Power:

Thanks Gregg and Caldwell (if you are at the controls) if you wouldn’t mind going to page nine and as Caldwell makes his way there—This is an illustration of the ecosystem that Altus finds itself in. Starting off on the left here with our core activity of the signing, installing, owning, and operating building-based solar in the commercial and industrial sector referred to as C&I solar and providing corporates and public enterprises with on-site solar electricity. We normally do this under a 25 year power purchase agreement where we sell clean electricity to our customers at a discount to what they pay the grid for brown electricity.

And just to highlight again, the solar systems that are sitting on these customers roofs, we built and we own, and we paid for, and we make revenue by selling the energy from these systems on a monthly basis to the customers. Altus is positioned and deeply entrenched—owning these customers with a 20 to 25 year contract and the assets for at least as long—in the middle of the clean electrification ecosystem and what amounts to an industrial revolution. We weren’t sure when this industrial revolution would take place, but we built a company in a platform that would be well positioned to take advantage of it when it did. Accordingly, we supply our corporate, public, and community solar customers with commercial rooftop solar again, that we own and operate; community solar gardens that we own and operate; parking lot carport solar systems that we own and operate; and energy storage with large batteries that we own and operate; and, going forward, electrical vehicle charging, in what we think will be an even more attractive subcategory of it, which is clean electrical vehicle charging. Our customers with electric vehicles and companies transitioning to electric fleets will ultimately differentiate between regular EV charging based on brown power and EV charging that’s clearly fed by rooftop, solar, or carport solar systems, and we think that both of those categories, employees and staff, and also customers will place a premium on being able to charge their vehicles with solar electricity. And again, all of these systems located on rooftops, parking lots, and grounds, we originate, design, construct, fund, own, monitor, and operate for term, delivering the output, savings, and environmental benefits to our customers. Gregg back to you.

Gregg:

Page 10, please, Caldwell thank you. Altus is one of the largest end to end clean electrification companies serving the C&I sector. We deliberately built our business to be an end to end solution provider, meaning that we design, engineer, construct, own, and operate our systems, which provide both savings and ESG benefits to our client base. We have a diversified portfolio of existing assets, currently well over 350 megawatts of operating projects, and a pipeline of over 900 megawatts,. which together provide a solid foundation for our growth. Our existing portfolio includes a diversified base of customers, which combine to create attractive portfolio characteristics for our investors. Can we turn to slide 11, please?

When we started Altus, we wanted to build a platform that could engage in long-term customer relationships and build long-term shareholder value. And we therefore deliberately structured Altus not in the more traditional asset management format—which many of our peers embraced—which were created as income-oriented yieldcos. But instead, we created Altus as an operating company with a growth mindset. And thanks to our structure, we have never sold an asset and we have retained every commercial customer that we ever originated.

Over the past decade, we have become one of the largest private companies in the sector, with an incredibly strong asset base. We are cashflow generative, and we are positioned for significant growth. Our business is diversified by project with over 300 points of interconnection, offtaker profile, and geography with operations in 17 states and growing. Given our history, our world class sponsorship, business structure, and scale, we have access to the most efficient debt and tax equity financing within a fragmented industry where others do not. Our sources of competitive advantage include our structure, our scale, our industry-leading financing facilities, as well as our partnership with Blackstone and now CBRE.

As a private company sponsored by Blackstone, Altus Power already has the most competitive private capital in our sector. And we are well positioned to scale. But we decided to pursue a public offering, as we believe this will serve as a growth accelerant and further expand our competitive advantage. We’re delighted not just to be going public, but to be entering into a strategic partnership with CBRE. We could not imagine a more perfect partner than CBRE, which manages over seven billion square feet of commercial and industrial real estate and whose clients have already made significant ESG commitments, which need to be fulfilled. Real estate consumes approximately 40% of global energy annually, but rooftop solar produces just one half of 1% of energy supply. CBRE’s clients’ real estate is at the center of the solution and Altus intends to bring local, lower cost, reliable solar power to CBRE’s portfolio and clients first nationally, and ultimately globally. Lars…

Lars:

Caldwell, can we go to slide 14?

Thanks very much. In addition to the verticals that we showed you on the last slide, C&I rooftop solar, community solar, energy storage, carports, etc. we also want to highlight that Altus has been a creator and consumer of copious amounts of data since we started in 2009 and put our first asset in operation in May 2010. And our platform will become more digitized as we scale. We always wanted to ultimately build our own software platform for production tracking, and to eventually with industry-leading logic and planning, manage the physical aspect of servicing and maintenance of our assets. We started about two years ago to build our own monitoring software, which has been given the name GAIA. And since that time, we’ve also built asset registries, and stored all of the data coming out of our system, designs and equipment choices, and added functionalities described on this page.

What we were planning to do next is to scale GAIA in two directions. For assets servicing, to add predictive maintenance of our solar assets using machine learning and AI, and for origination of new customers and assets to develop a customer interface that we can use to originate both commercial and community solar customers. We’ve started the work on collaborating with CBRE on both of these initiatives. And we’ll tell you more about that in a moment. If you go to page 19, Caldwell.

Awesome. Another aspect of our platform that’s being very well received by customers, whether from Blackstone or CBRE, and which goes to how we win those customers and contracts is the seamless end to end service that we provide and is really resonating with customers. What many corporate and enterprise customers are reacting to in real time is the full spectrum offering of clean electrification services, and how Altus as an intended partner appears to speed up decision making and adoption.

We’ve been very deliberate in the creation of a platform in Altus that offers each element of the clean electrification process with the customer interacting with us, and really only us, at every step of the way. Starting with the initial proposal for a clean energy array or energy storage, the contracting stage, the design and engineering, making sure that we fit these clean energy systems to the building, all in a thoughtful manner, and then finally construction and delivery of the clean energy benefits and savings on a monthly basis to the customer for term. Can we go up to page 23, Caldwell.

Thank you very much. This is what I just mentioned on the former side about data and science. We want to highlight another area that we are extremely excited about. This is how CBRE’s industry-leading digital and technology capabilities and access to massive amounts of real estate data help accelerate Altus Power’s growth and maturity. It’s still early in our engagement, but I’d like to highlight a few points. First of all, we’ve integrated each company’s CRM and construction software technology solutions. And that’s enabling a very efficient digital interaction between CBRE and Altus, and increasing the speed and effectiveness of our go-to market. Specifically, we’ve begun to fuse Salesforce, which we use both at Altus and at CBRE, which allows us to find customers out of CBRE’s massive portfolio of managed real estate without human interaction. We’ve now set algorithms to work on coming up with the best building candidates for solar, and then fishing those out of the pool and going after them specifically. The same with storage.

Second, CBRE is the largest real estate manager in the world. And with that responsibility, the scope of managing the operating costs of clients’ buildings, including the energy consumption. CBRE has deep understanding in analytics related to how and when clients consume energy. And now Altus has access to that data to analyze the clean electrification solutions that can help a company reduce its energy costs and achieve its sustainability goals. Finally, CBRE is building a proprietary application to solve the last great hurdle to C&I origination at scale and velocity. This tool will allow Altus to use artificial intelligence technology to identify promising groups for solar in any market in the U.S., or internationally with a data set that currently includes over a hundred billion square feet of real estate.

The tool will prioritize opportunities, leverage energy consumption and real estate data, and most importantly will map existing relationships with the building owners and tenants who are all, by the way, covered by CBRE professionals, allowing all of us to leverage that CBRE relationship to facilitate a meaningful dialogue with decision-makers that lead to signed deals.

Caldwell, if we go to page 25… This slide goes to how our origination channels will help drive the growth that we see before us.

Number one, in what historically has been our main source of deal flow and customer opportunities, is our extensive network of local and regional developers and solar construction companies and our in-house developed customers and asset opportunities, we continue to see a lot of flow here, and we are working hard to make Altus a number one contact for basically every developer and construction company out there. And our platform and design in construction expertise, and our access to efficient funding, is helping us to accomplish that.

Number two, this is the flow we see from Blackstone. The Blackstone sponsorship is notable for the standardization that we’re achieving with those portfolio companies that Blackstone owns and operates in a repeatable way, where each additional asset or portfolio is leading to more assets in portfolio opportunities.

Three, we are in the middle of a focused and deliberate onboarding process with CBRE in their different divisions. We are building connectivity with exactly the right people at the property development arm, Trammell Crow. We are connecting the right kind of assets in the right states with Global Investors, which is one of CBRE’s owned real estate divisions. And we’ve identified target areas that we intend to prioritize with the thousands of corporate clients that CBRE manages real estate for. And there’s thousands of brokers who work at CBRE.

Four. We continue to enhance our position as a favored takeout and monetization partner for our peers in the commercial and industrial solar and storage space. And we see the fruits from that labor in real time, as well as in the medium term pipeline. Finally, as mentioned, we’ve begun work on a digital origination platform, which would be relevant and have an impact on the community solar front, but also will be useful on the business to business origination side. It will help scale the opportunities that we can prosecute in the field. Gregg…

Gregg:

Thanks Lars. Slide 26, Caldwell. This is a unique transaction for the stock market, and we believe that the level of stakeholder alignment in this transaction is differentiated and needs to be highlighted for investors. First, management is not only rolling 100% of our equity, we are also investing in the PIPE along with the new board. Lars and I will remain the largest individual shareholders in the company after the merger is consummated. Second, Blackstone is also rolling 100% of its equity, and also investing meaningfully in the PIPE. Blackstone will remain the largest institutional investor in the company. Third, Blackstone will continue to provide our attractively priced senior funding facility, which will support our growth plans. Fourth, the SPAC, CBAH, is uniquely structured to align CBRE sponsorship economics with investor returns. And unlike other SPAC sponsors, CBRE receives no upfront economics, but instead earns its way into its promote alongside other shareholders based only on equity appreciation. And finally, CBRE is the largest investor in the PIPE, investing $70 million into the PIPE and committing an additional $150 million to backstop any SPAC trust redemption, should there be any, on a dollar for dollar basis.

Turn to slide 28, please, Caldwell. To recap, our transaction is structured with a focus on long term value creation. In particular, we believe this transaction is unique in terms of this alignment that we’ve just discussed, and not only are Blackstone and CBRE two of our largest investors, but each will play an important role and strategic role in our growth. So we have two very aligned investors who are not only significantly aligned with you, the shareholder, but also have an opportunity to drive the significant growth going forward. We deliberately sized the PIPE at $275 million to fully fund our growth through the forecast period so we have the necessary runway in order to execute on our business plan.

If we can turn to slide 29. Our business benefits from several key strengths, which I’d like to highlight. First, we engage within long term contracts with our customers. So these contracts produce a recurring and predictable revenue stream. Second, we are scaling our business while maintaining low customer acquisition costs, as well as streamlined operating costs. Third, our pipeline provides a very strong growth outlook. Fourth, we have built a financing architecture, which is highly scalable to support our growth. And finally, the TAM, or total addressable market, is growing and new products like storage are enhancing the market opportunity.

Slide 30, please. Since our contracts are long dated, the recurring revenues and cash flows that we receive provide a strong foundation for our growth forecast. As assets come online throughout the year, we can look at the annualized EBITDA at year end as a baseline for the following year. So for example, while we expect to report calendar EBITDA of $38 million, we expect to end the year with approximately $57 million of annualized EBITDA. And as you can see, 69% of 2022 calendar year forecast is supported by our year end 2021 annualized EBITDA forecast. So, in summary, given the strength of our pipeline and the predictable nature of our cash flows, we have a high degree of confidence in our ability to achieve the forecasts. Thanks again for your time today, and I’d now like to open the floor up for Q&A.

Ben:

Thank you. I think we have time for just maybe two questions. And Gregg and Lars, you’ve been at this for a long time, and we have a diverse audience here at our industrial conference. I think when we talked once before, you said you are not solar people, you are cash flow people. Will you talk about the changes you’ve seen and the opportunities that you’ve seen over the course of your journey, and why this makes sense now. Because when I started up there 12 years ago, we didn’t have that many solar companies in, or EV companies, and now we have a lot of people looking at this kind stuff. And just, you know, your journey. Sorry.

Lars:

Yeah, that’s a great question. And it’s useful to have some perspective. This is ours, by the way. We’ve been doing this for 11 years and, honestly, I think Gregg and I sometimes gloss over the length of time that we’ve spent building this platform and the length of time that we worked together with the rest of the senior staff that we have here. We’re, I think, somewhat unique and perhaps even ideal for having been together for so long. Having such a good track record.

We’ve always thought that at some point the cork was going to come out of the bottle on solar, and the tipping point, if you will, would be reached for every single commercial building owner with a flat roof starts asking him or herself, “Wait a second, should I not also have a clean energy generation system on top of my roof to let me benefit from cheaper electricity and green benefits and carbon reduction or decarbonization?” And the answer of course is yes.

So we’ve built all of this with a savings philosophy. We always thought that if we go into clients, whether landlords or tenants or owner-operators in real estate, and offer them clean energy that we generate on their roof or in their parking lot and provide them with a discount—a discount for that energy compared to what they’re paying to ground energy from the grid—then everyone will say yes.

If the client then chooses to focus the meaning, or focus the process of building, creating, and then growing the solar system and adding storage and even charging or the other ancillary products that we can provide them with, if the client chooses to focus on the green side of things and the decarbonization benefits, then that’s even better. That causes them to want us to come to other assets they have in their portfolio. To tell their friends and colleagues and board member colleagues that they should come to Altus as well.

So we’re very, very excited right now with this tipping point sensation that we have and CBRE and Blackstone are both are very adamant that we quickly scale up to meet the demand coming from their customer base, their own real estate and the real estate that they manage, because a lot of people are coming to this space right now saying now is the time to add solar to their portfolio. So the cashflow is still front and center for us, but significant portions of our marketing effort have gotten a lot easier than over the last, say two to four quarters.

Ben:

I covered SunPower when they bought power lights. Now they’re going to install solar. And so commercial, industrial that you guys focus on, it’s not an easy business. And so what makes y’all different? And I guess seniority is a big part of it, y’all’s background, the portfolio of a somehow was at it for, however that was, 14 years.

Gregg:

Yeah. So it’s a good question. And we, obviously, built our business to be durable for the long term and focused on really something different, frankly, than some of the others in the market focused on. I think that there are others, SunPower, we can use an example since you referenced it, which have not been in the business of retaining assets, but instead in the business of developing assets to monetize. That business produces short term profitability, but not long term recurring revenue and profitability. So the design of our business, which was deliberately end to end, as you heard, where we wanted to be in a position to engage with the customer at the initial inception of the opportunity all the way through to the operation of the opportunity and points in between with an intention to own the customer relationship, and really have this position that we think the market underestimates and under values, which is the position of incumbency.

We think being the incumbent provider, and, of course, that means being the asset owner, the project owner, and engaging with that customer over the long term contract life of 25 years or longer, is an incredibly powerful position to be in. Others, whose business models do not really value that piece, have gotten into the business of development and sale have had a very different, honestly, operating model. And one that is much more prone to volatility we think. And so if you have a relatively significant cost structure and it is reliant on that quarterly production, that’s a little bit of a challenging position to be in. Because our business is about long term revenue contracts and long term cashflow, we have, we believe a much more stable business model that is as you know, cash flow generative today, and designed to grow its cash flow base significantly over time. So we think that that represents a much more durable and, frankly, investible platform.

Ben:

And, and just, just lastly, you give us an update on timing [inaudible 00:29:22] what we expect and I appreciate [inaudible 00:29:22].

Gregg:

Absolutely. And thank you again for having us, Ben. So we’re pleased to report that we got the green light from the SEC late last week and announced that we now have an effective registration statement, which means that we are mailing proxies and we will be soliciting votes on the 6th of December with an intended closing date on the 9th of December. So we’re in the very final leg of this transaction. Obviously CBRE Acquisition Holdings is currently trading as a stock under the ticker CBAH, but we hope and expect that if closing occurs on the ninth, as we intend, that on December 10th, you’ll see a new merged entity treating under the ticker AMPS. So we are excited to be about to close about a month from today. And we are very close to the finish line.

Ben:

We look forward to progress. You have great margins. You are a real business. Thank you for joining us.

Gregg:

Thank you. Appreciate your having us.

About Altus Power

Altus Power, based in Stamford, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired over 350 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus in connection with the proposed business combination between Altus Power and CBAH (the “business combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH. The Registration Statement was declared effective by the SEC on November 5, 2021 and CBAH also filed the definitive proxy statement/prospectus with respect to the business combination on that date. CBAH has mailed a definitive proxy statement/prospectus and other relevant documents to its stockholders as of October 27, 2021, the record date for the Special Meeting. CBAH’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ Special Meeting to be held to approve the business combination because the proxy statement/prospectus contains important information about CBAH, Altus Power and the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the business combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the business combination, as these materials contain important information about Altus Power, CBAH and the business combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement and the definitive proxy statement/prospectus.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the business combination, the business plans, objectives, expectations and intentions of CBAH once the business combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the business combination agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the business combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and are provided in the Registration Statement and CBAH’s definitive proxy statement/prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

CBRE Acquisition Holdings Contacts

Cash Smith

CBRE Acquisition Holdings, Inc.

Cash.Smith@cbre.com

Steven Iaco

CBRE Corporate Communications

Steven.Iaco@cbre.com

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com